Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 92 to Registration Statement No. 002-34099 on Form N-1A of our report dated November 17, 2014 relating to the financial statements and financial highlights of Fidelity Advisor Capital Development Fund, and our report dated November 24, 2014 relating to the financial statements and financial highlights of Fidelity Advisor Diversified Stock Fund, each a fund of Fidelity Destiny Portfolios, appearing in the Annual Reports on Form N-CSR of Fidelity Destiny Portfolios for the year ended September 30, 2014, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 24, 2014